                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(a) AND AMENDMENTS THERETO FILE PURSUANT TO RULE 13D-2(a)

                                (AMENDMENT NO.__)

                               MAZEL STORES, INC.
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                                (Name of Issuer)

                         Common Stock, Without Par Value
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                         (Title of Class of Securities)

                                   578792 103
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                                 (CUSIP Number)

                                WILLIAM A. SHENK
                               3925 GAFFNEY COURT
                           SAN DIEGO, CALIFORNIA 92130
                                 (858) 481-2389
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

           On January 10, 2001, Mr. Shenk was elected to serve on the
                       Board of Directors of the Issuer.
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].


                               (Page 1 of 6 Pages)

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CUSIP No. 578792 103               13D                         Page 2 of 6 Pages
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----------- --------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            William A. Shenk
----------- --------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [ ]
            Not applicable
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     3      SEC USE ONLY


----------- --------------------------------------------------------------------
            SOURCE OF FUNDS*

     4      Not applicable
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            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e)                                                [ ]

     5      Not applicable
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            CITIZENSHIP OR PLACE OF ORGANIZATION

     6      United States of America
----------- ---------------- -------- ------------------------------------------
                                  7   SOLE VOTING POWER

                                      630,000
         NUMBER OF           -------- ------------------------------------------
          SHARES                  8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     31,758 (See infra Item  5(b))
           EACH                       -------- ---------------------------------
         REPORTING                9   SOLE DISPOSITIVE POWER
          PERSON
           WITH                       630,000
                             -------- ------------------------------------------
                                 10   SHARED DISPOSITIVE POWER

                                      31,758 (See infra Item 5(b))
----------- ---------------- -------- ------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            661,758
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]


----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2
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    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 578792 103                    13D                    Page 3 of 6 Pages
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ITEM 1.  SECURITY AND ISSUER.

                  This filing relates to the Common Stock, without par value, of Mazel Stores, Inc., an Ohio corporation (the "Shares"), with its principal executive offices located at 31000 Aurora Road, Solon, Ohio 44139.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)      William A. Shenk

                  (b) Mr. Shenk's address is 3925 Gaffney Court, San Diego, California 92130.

                  (c) Mr. Shenk's principal activity is personal and family investing.

                  (d) Mr. Shenk has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Shenk has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Shenk is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 5 for a discussion of the direct and indirect holdings of Mr. Shenk.

         DIRECT OWNERSHIP. The total amount of funds required by Mr. Shenk to acquire the Shares with respect to which he has sole voting and dispositive power was $5,748,750 which funds were derived from his personal funds.

         INDIRECT OWNERSHIP. The total amount of funds required by Mr. Shenk for his investment in limited partnership interests in ZS II L.P. was $130,000 which was derived from his personal funds. The total amount required by Solco Incorporated for its investment in limited partnership interests in ZS I L.P. was, to the best of

CUSIP No. 578792 103               13D                         Page 4 of 6 Pages
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         Mr. Shenk's knowledge, $93,622, all of which was derived from the working capital of Solco and none of which was borrowed.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Shenk acquired the Shares which he beneficially owns because he believes that the Shares are an attractive investment.

         (a) Mr. Shenk currently anticipates that he will continue to purchase additional Shares if, in his estimation, market conditions continue to warrant such purchases; however, he may discontinue making such purchases at any time. Depending upon his evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), Mr. Shenk from time to time may purchase additional Shares, dispose of all or a portion of the Shares held by him and/or cease buying or selling Shares at any time. Any such additional purchases or sales of Shares may be made in open-market or privately-negotiated transactions or otherwise.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

         (i)      Not applicable.

         (j)      Not applicable.

CUSIP No. 578792 103               13D                         Page 5 of 6 Pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) DIRECT BENEFICIAL OWNERSHIP. Mr. Shenk is the direct beneficial owner of 630,000 Shares which represents 6.9% of the 9,141,798 Shares outstanding and may be deemed to be the beneficial owner of an additional 31,758 Shares or .3% of the outstanding Shares resulting in the aggregate beneficial ownership of 661,758 Shares or 7.2% of the outstanding Shares.

                           INDIRECT BENEFICIAL OWNERSHIP. By virtue of his ownership of limited partnership interests in ZS Mazel II L.P., Mr. Shenk may be deemed to be the indirect beneficial owner of 25,488 Shares (or approximately 0.28% of the outstanding Shares) of the 453,996 Shares owned by ZS Mazel II L.P. (the number of Shares owned by ZS Mazel II L.P. was obtained from the Schedule 13G filed by ZS Fund L.P. on December 2,
                           1996).

                           Mr. Shenk also may be deemed to be the indirect beneficial owner of 6,270 Shares (or approximately 0.069% of the outstanding Shares) as a result of Mr. Shenk's ownership of 30% of the outstanding capital shares of Solco Incorporated ("Solco"), which may be deemed to be the indirect beneficial owner of 20,900 Shares of the 1,993,072 Shares owned by ZS Mazel L.P. (the number of Shares owned by ZS Mazel L.P. was obtained from the Schedule 13G filed by ZS Fund L.P. on December 2, 1996) by reason of Solco's ownership of limited partnership interests in ZS Mazel L.P. Solco is a family investment company of which Mr. Shenk is a director and officer. Mr. Shenk's two brothers own the remaining 70% of the outstanding capital shares of Solco. Mr. Shenk does not control Solco.

                  (b) SOLE VOTING AND DISPOSITIVE POWER. Mr. Shenk has the sole voting and dispositive power with respect to the 630,000 Shares owned directly by him.

                           SHARED VOTING AND DISPOSITIVE POWER. As a limited partner of ZS Mazel II L.P. and ZS Mazel L.P., respectively, neither Mr. Shenk nor Solco has the sole power to vote (or direct the voting of) or to dispose of (or direct the disposition of) the Shares held by ZS Mazel II L.P. and ZS Mazel L.P. By virtue of his relationships with ZS Mazel II L.P. and ZS Mazel L.P., Mr. Shenk may be deemed to share the power to vote (or direct the voting of) or share the power to dispose of (or direct the disposition of)
                           the Shares reported as indirectly owned by him above (totaling 31,758 Shares in the aggregate or .3% of the outstanding Shares [25,488 + 6,270]) and Mr.
                           Shenk may be deemed to have a pecuniary interest in such Shares.
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CUSIP No. 578792 103               13D                         Page 6 of 6 Pages
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                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 23, 2001
                                              -------------------------------
                                                           (Date)

                                                    /s/ William A. Shenk
                                              -------------------------------
                                                         (Signature)

                                                      William A. Shenk
                                              -------------------------------
                                                        (Name/Title)